UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-38669

CUSIP NUMBER
NOTIFICATION OF LATE FILING	53815P 108

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K [√] Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:   September 30, 2026
  ☐ Transition Report on Form 10-K
  ☐ Transition Report on Form 20-F
  ☐ Transition Report on Form 11-K
  ☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LiveRamp Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

225 Bush Street, Seventeenth Floor
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94104
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LiveRamp Holdings, Inc. (the “Registrant”) was unable to timely file its Quarterly Report on Form 10-Q for the three months ended September 30, 2026 (the “Form 10-Q”). The Registrant was acquired on November 2, 2026 by MMS USA Holdings, Inc. (a wholly owned subsidiary of Publicis Groupe S.A.) (the “Merger”). The Merger closed prior to the time when the Form 10-Q was required to be filed, which required the Registrant to reassess its auditor relationship with respect to the new owners prior to filing the Form 10-Q. The Registrant’s securities are no longer listed or traded on any U.S. or other securities exchange because the Registrant filed a Form 25 to delist from the New York Stock Exchange after the close of the Merger. Due to the timing of the Merger, the Registrant could not, without unreasonable effort or expense, file its Form 10-Q by the prescribed deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jerry C. Jones	501	766-3359
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [√ ] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [_] NO [√ ]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LiveRamp Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2026	By:	/s/ Jerry C. Jones